P.E.
9/30/2006

AR/S

0-51764

07046229

LINCOLNWAY ENERGY, LLC

2006 ANNUAL REPORT
TO
MEMBERS

This annual report is being provided to the members of Lincolnway Energy, LLC ("Lincolnway Energy") in connection with the annual meeting of the members which will be held at Gates Hall, 825 15th Street, Nevada, Iowa, on Tuesday, April 3, 2007, at 6:30 p.m. This annual report is not incorporated into the proxy statement and is not proxy soliciting material.

CAUTIONARY STATEMENT ON FORWARD LOOKING STATEMENTS AND INDUSTRY AND MARKET DATA

Various discussions and statements in this annual report are or contain forward looking statements that express Lincolnway Energy's current beliefs, projections and predictions about future events. All statements other than statements of historical fact are forward looking statements, and include statements with respect to financial results and condition; anticipated future trends in business, revenues or net income; projections concerning operations, capital needs and cash flow; investment, business, growth, expansion and acquisition opportunities and strategies; management's plans and intentions for the future; competitive position; and other forecasts, projections and statements of expectation. Words such as "expects," "anticipates," "estimates," "plans," "may," "will," "anticipates," "expects," "contemplates," "forecasts," "future," "potential," "predicts," "projects," "prospects," "possible," "continue," "hopes," "intends," "believes," "seeks," "should," "could," "thinks," "objectives" and other similar expressions or variations of those words or those types of words help identify forward looking statements. Forward looking statements involve and are subject to various risks, uncertainties and assumptions. Forward looking statements are necessarily subjective and are made based on numerous and varied estimates, projections, views, beliefs, strategies and assumptions made or existing at the time of such statements and are not guarantees of future results or performance. Lincolnway Energy disclaims any obligation to update or revise any forward looking statements based on the occurrence of future events, the receipt of new information, or otherwise. ***Lincolnway Energy cannot guarantee Lincolnway Energy's future results, performance or business conditions, and strong reliance must not be placed on any forward looking statements.***

Actual future performance, outcomes and results may differ materially from those suggested by or expressed in forward looking statements as a result of numerous and varied factors, risks and uncertainties, some that are known and some that are not, and many of which are beyond the control of Lincolnway Energy and Lincolnway Energy's management.

Lincolnway Energy may have obtained industry, market and competitive position data used in this annual report from Lincolnway Energy's own research, internal surveys and from studies conducted by other persons, trade or industry associations or general publications and other publicly available information. A trade or industry association for the ethanol industry may present information in a manner that is more favorable to the ethanol industry than would be presented by an independent source. Independent industry publications and surveys also generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of any information. Forecasts are in all events likely to be inaccurate, especially over long periods of time, and in particular in a relatively new and rapidly developing industry such as the ethanol industry.

DESCRIPTION OF BUSINESS

General Overview

Lincolnway Energy was organized on May 19, 2004 for the purpose of constructing and operating a corn based, fuel grade ethanol plant in Story County, Iowa, near Nevada, Iowa. Lincolnway Energy acquired a 160 acre parcel of real estate near Nevada, Iowa in November 2004 for approximately $1,598,000. Lincolnway Energy entered into agreements with Fagen, Inc. and ICM, Inc. in December 2004 for the construction of a dry mill, coal fired ethanol plant on that real estate.

Lincolnway Energy selected the Nevada, Iowa site based upon management's analysis of several factors, including that the site was in an area with adequate corn production and water supply, and had access to both road and rail transportation. The site is near Iowa State US Highway 30 and Interstate 35 and is served by the Union Pacific Railroad.

Lincolnway Energy commenced site grading and dirt work for the construction of its ethanol plant on November 15, 2004, and the ethanol plant reached final completion in May 2006. The aggregate construction cost for the ethanol plant and related equipment was approximately $78,000,000.

The ethanol plant has a nameplate production capacity of 50,000,000 gallons of ethanol per year, which, at that capacity, would also generate approximately 144,000 tons of distillers grains per year.

Lincolnway Energy has been engaged in the production of ethanol and distillers grains from corn at its ethanol plant since May 22, 2006. The ethanol plant passed the performance testing processes and procedures under the construction agreements on June 22, 2006, and has been fully operational since that time.

During the period of May 2006 through the close of the fiscal year ended September 30, 2006, Lincolnway Energy processed 6,565,257 bushels of corn into 18,154,197 gallons of ethanol and 46,541 tons of distillers grains.

Lincolnway Energy currently does not capture or market the carbon dioxide which is produced as part of the ethanol production process.

Lincolnway Energy operates in one industry segment, the production of ethanol and related products.

General Developments

Lincolnway Energy entered into an agreement on July 22, 2006 to purchase an approximately 93 acre parcel of real estate which adjoins Lincolnway Energy's ethanol plant site, and the closing of that purchase occurred on November 8, 2006. Although Lincolnway Energy has no immediate plans to do so, the real estate was acquired for the possible future purpose of gaining additional railroad access and the construction of additional rail tracks. Lincolnway Energy currently plans to custom farm the real estate.

Lincolnway Energy had submitted an application to the City of Des Moines, Iowa (the City) on October 6, 2006 to be considered for selection by the City as the redeveloper for an approximately 122 acre parcel of real estate located in the City for the construction of a dry mill, coal fired ethanol plant with a nameplate production capacity of 100,000,000 gallons of ethanol per year. Lincolnway Energy withdrew its application, however, on November 30, 2006. Lincolnway Energy does not have any plans at this time for the construction of an additional ethanol plant.

Financial Information

Financial statements for Lincolnway Energy are included at the conclusion of this annual report. This annual report also includes summary selected financial data.

Principal Products and Their Markets

Lincolnway Energy's principal products are fuel grade ethanol and distillers grains.

Ethanol

Lincolnway Energy produces ethanol from corn. The ethanol produced by Lincolnway Energy is fuel grade ethanol, which can be used as a blend component/fuel additive in gasoline. Ethanol increases the octane rating of gasoline and reduces vehicle emissions, primarily carbon monoxide. The use of ethanol is heavily supported by various governmental incentives and programs, and the loss of one or more of those incentives or programs could be highly detrimental to the ethanol industry.

Lincolnway Energy's ethanol production is marketed by Renewable Products Marketing Group. Lincolnway Energy is dependent upon that agreement for the marketing and sale of Lincolnway Energy's ethanol, and Lincolnway Energy's loss of the agreement could have material adverse effects on Lincolnway Energy.

The primary purchasers of ethanol are refiners or blenders or wholesale marketers of gasoline. Lincolnway Energy anticipates that its ethanol production will be sold primarily in coastal markets given the availability of rail service at Lincolnway Energy's ethanol plant, but Renewable Products Marketing Group controls the marketing of all of Lincolnway Energy's ethanol output.

Lincolnway Energy anticipates that its primary means of shipping and distributing ethanol will be by rail, but Lincolnway Energy is also able to ship and distribute ethanol by truck.

The nameplate production capacity of Lincolnway Energy's ethanol plant is 50,000,000 gallons of ethanol per year, or approximately 4,167,000 gallons per month, although Lincolnway Energy anticipates a production level exceeding nameplate capacity. Lincolnway Energy's first month of production at full capacity was July 2006.

Lincolnway Energy exceeded the monthly nameplate production capacity for each of July, August, September and November of 2006. Lincolnway Energy had a planned shutdown of its ethanol plant during October 2006, and the ethanol production during October 2006 was 3,884,521 gallons of ethanol.

Lincolnway Energy anticipates processing approximately 19,643,000 bushels of corn into approximately 54,750,000 gallons of ethanol during the fiscal year ending September 30, 2007.

Lincolnway Energy's revenues from the sale of ethanol during the fiscal year ended September 30, 2006 accounted for approximately 90% of Lincolnway Energy's total revenues. Lincolnway Energy estimates that its revenues from the sale of ethanol for the fiscal year ending September 30, 2007 will account for approximately 90% of Lincolnway Energy's total revenues.

Distillers Grains

Lincolnway Energy's other primary product is distillers grains, which is a byproduct of the ethanol production process. Distillers grains are, in general, the solids which are left after the processing and fermentation of corn into ethanol. Distillers grains are a high protein feed supplement that is marketed primarily in the dairy and beef industries. Distillers grains can also be used in poultry, swine and other livestock feed.

A dry mill ethanol process such as that utilized by Lincolnway Energy creates distillers wet grains and distillers dried grains with solubles. Distillers wet grains contains approximately 70% moisture, and has a shelf life of only approximately three days. Distillers wet grains can therefore only be sold to users within the immediate vicinity of the ethanol plant. Distillers dried grains with solubles is distillers wet grains that has been dried to 10% to 12% moisture. Distillers dried grains with solubles has an almost indefinite shelf life and may be sold and shipped to any market.

Lincolnway Energy has an agreement with Commodity Specialists Company for the marketing, sale and distribution of all of Lincolnway Energy's output of distillers grains. Lincolnway Energy is dependent upon that agreement for the marketing and sale of Lincolnway Energy's distillers grains, and Lincolnway Energy's loss of the agreement could have material adverse effects on Lincolnway Energy.

The primary purchasers of distillers grains are individuals or companies involved in dairy, beef or other livestock production. Lincolnway Energy anticipates that approximately 7% of its distillers grains will be locally marketed to nearby livestock producers, but Commodity Specialists Company controls the marketing of all of Lincolnway Energy's distillers grains.

Lincolnway Energy anticipates that its means of shipping and distributing distillers grain will be by rail or by truck. Local livestock producers are also able to pick up distillers grains directly from the ethanol plant.

Lincolnway Energy produced 46,541 tons of distillers grains from the period of May 2006 through the close of the fiscal year ended September 30, 2006, or approximately 12,477 tons of distillers grains per month. The composition of the distillers grains was approximately 2% distillers wet grains and 98% dried distillers grains with solubles. Lincolnway Energy's first month of production at full capacity was July 2006.

Lincolnway Energy anticipates processing approximately 19,643,000 bushels of corn into approximately 54,750,000 gallons of ethanol and approximately 157,000 tons of distillers grains during the fiscal year ending September 30, 2007.

Lincolnway Energy's revenues from the sale of distillers grains during the fiscal year ended September 30, 2006 accounted for approximately 10% of Lincolnway Energy's total revenues. Lincolnway Energy estimates that its revenues from the sale of distillers grains for the fiscal year ending September 30, 2007 will account for approximately 10% of Lincolnway Energy's total revenues.

Although distillers grains is a primary product of Lincolnway Energy, Lincolnway Energy does not believe that distillers grains should be viewed as a significant or material source of revenue for Lincolnway Energy over the long term because of the increasing potential for the overproduction and supply of distillers grains.

Carbon Dioxide

Lincolnway Energy currently does not attempt to capture or market the carbon dioxide which is produced as part of the ethanol production process, and Lincolnway Energy currently has no plans to do so. Lincolnway Energy estimates that it will produce approximately 151,000 tons of carbon dioxide per year, assuming full production.

Sources and Availability of Raw Materials

Corn and coal are the primary raw materials that are utilized by Lincolnway Energy in the production of ethanol. Corn is used to produce the ethanol, and coal is Lincolnway Energy's primary energy source for its ethanol plant.

Corn

Lincolnway Energy estimates that it will utilize approximately 19,643,000 bushels of corn per year at its ethanol plant, or approximately 1,637,000 bushels per month, assuming production at a capacity of 54,750,000 gallons of ethanol per year.

Lincolnway Energy's ethanol plant is located in Story County, Iowa, near Nevada, Iowa. Although Lincolnway Energy anticipates purchasing corn from various sources and areas, Lincolnway Energy believes that Story County will produce a sufficient supply of corn, assuming normal growing conditions, to generate the necessary annual requirements of corn for the ethanol plant. There is not, however, any assurance that Lincolnway Energy will be able to purchase sufficient corn supplies from Story County or regarding the supply or availability of corn given the numerous factors which affect the supply and price for corn.

Lincolnway Energy has an agreement with Heart of Iowa Cooperative pursuant to which Lincolnway Energy can obtain up to 50% of its corn needs from Heart of Iowa Cooperative's facility located adjacent to Lincolnway Energy's ethanol plant, with the remaining 50% to be obtained from other Heart of Iowa Cooperative facilities or other licensed grain dealers. The 50% limitation for Heart of Iowa Cooperative, Nevada, Iowa location was imposed by the Iowa Department of Natural Resources, as part of the air permitting process. Heart of Iowa Cooperative is a licensed grain dealer and has locations throughout Story County, Iowa. Heart of Iowa Cooperative is also a member of Lincolnway Energy. Lincolnway Energy's 20 year agreement with Heart of Iowa Cooperative may be terminated upon six months notice and payment of $2,000,000 by the terminating party, but the termination payment is reduced by $50,000 for each completed year of the agreement.

Lincolnway Energy began the production of ethanol on May 22, 2006. Lincolnway Energy purchased approximately 6,919,000 bushels of corn from Heart of Iowa Cooperative during May 2006 through the fiscal year ended September 30, 2006.

Corn is delivered to Lincolnway Energy's ethanol plant by rail and by truck. Lincolnway Energy has corn storage capabilities for approximately 10 days of continuous ethanol production.

Coal

Lincolnway Energy's ethanol plant is a coal fired plant. Lincolnway Energy estimates that its ethanol plant will utilize approximately 275 tons of coal and 5 tons of lime per day, assuming operation at the nameplate production capacity of 50,000,000 gallons of ethanol per year.

Lincolnway Energy began the production of ethanol on May 22, 2006. Lincolnway Energy utilized approximately 33,000 tons of coal and 691 tons of lime during May 2006 through the fiscal year ended September 30, 2006.

Lincolnway Energy currently obtains all of its coal pursuant to an agreement between Lincolnway Energy and Williams Bulk Transfer. The agreement allows Lincolnway Energy to purchase up to 120,000 tons of coal per year at a fixed price per ton, subject to certain specified adjustments, including based on the quality of the coal and inflation type measures. Lincolnway Energy is also charged a transportation cost per ton that may be increased because of various factors. If Lincolnway Energy fails to purchase the minimum tons of coal per year specified in the agreement (40,000 tons for the calendar year 2006 and 80,000 tons for the calendar year 2007), Lincolnway Energy is required to pay a penalty of $12.00 per ton. Lincolnway Energy's agreement with Williams Bulk Transfer will expire by its terms on January 1, 2008. Lincolnway Energy is totally dependent upon its agreement with Williams Bulk Transfer for the supply of all of Lincolnway Energy's coal needs. Lincolnway Energy's loss of its contract with Williams Bulk Transfer, or Lincolnway Energy's inability to negotiate a new contract with Williams Bulk Transfer or another supplier on favorable terms before January 1, 2008, would have material adverse effects on Lincolnway Energy.

All of the coal utilized by Lincolnway Energy is delivered by truck. Lincolnway Energy has coal storage capabilities for approximately 8 days of continuous ethanol production.

Other Raw Materials

Lincolnway Energy's ethanol plant also requires a significant amount of electricity and significant supplies of water.

Lincolnway Energy's electricity needs are currently met by Alliant Energy. Lincolnway Energy pays the general service rates for its electricity.

Lincolnway Energy utilizes approximately 602,000 gallons of water per day. Lincolnway Energy's water needs are currently met by the City of Nevada.

Rail Access

Rail access is critical to the operation of Lincolnway Energy's ethanol plant, for the shipment and distribution of ethanol and distillers grains. Lincolnway Energy utilizes rail track owned by Lincolnway Energy, as well as tracks owned by the Union Pacific and Heart of Iowa Cooperative. Lincolnway Energy has agreements with the Union Pacific and Heart of Iowa Cooperative regarding the use of their tracks.

Competition

The ethanol industry and markets are highly competitive and are rapidly becoming increasingly more competitive given the substantial construction and expansion that has already occurred and is continuing to incur in the industry, both in the United States and elsewhere.

According to the Renewable Fuels Association, ethanol industry capacity in the U.S. was approximately 4.5 billion gallons per year as of May 2006, with an additional 2.2 billion gallons per year of capacity under construction at that time. The ethanol industry in the U.S. has grown to over 100 production facilities, and other facilities are in the planning or construction stages and various existing facilities are being expanded.

The competitors in the U.S. include not only regional farmer-owned entities, but also the major oil companies and other large, public companies such as Archer Daniels Midland, Cargill, Inc., VeraSun Energy Corporation, Aventine Renewable Energy, Inc. and Abengoa Bioenergy Corp.

The ethanol industry may also face increasing competition from international suppliers of ethanol. International suppliers produce ethanol primarily from sugar cane and have cost structures that may be substantially lower than Lincolnway Energy's and other U.S. based ethanol producers. Although there is currently a $.54 per gallon tariff on foreign produced ethanol, the tariff is scheduled to expire in 2007 and ethanol imports equivalent to up to 7% of total U.S. production in any given year from various countries were exempted from the tariff under the Caribbean Basin Initiative to spur economic development in Central America and the

Caribbean. Foreign suppliers of ethanol may significantly increase their imports into the U.S. Also, Canada may import ethanol duty free, and Mexico may import ethanol under a duty rate of \$.10 per gallon. Some of the larger competitors in the ethanol industry will likely construct or establish ethanol plants in Central America or the Caribbean.

Smaller competitors also pose a threat. Farmer-owned cooperatives and independent companies consisting of groups of individual farmers and investors have been able to compete successfully in the ethanol industry. These smaller competitors operate smaller facilities which do not affect the local price of corn grown in the proximity to the facility as much as larger facilities do, and some of the smaller competitors are farmer-owned and the farmer-owners either commit, or are incented by their ownership in the facility, to sell corn to the facility.

Any increase in domestic or foreign competition could cause Lincolnway Energy to have to reduce its prices and take other steps to compete effectively, which could adversely affect Lincolnway Energy's results of operations and financial position.

Many competitors will have greater production capacity, greater experience, more access to information and/or greater capital or other financial resources, any which might make it difficult for Lincolnway Energy to compete with the competitor. For example, greater ethanol production may allow a competitor to market its ethanol or distillers grains at lower prices than Lincolnway Energy. Lincolnway Energy anticipates that there will be acquisitions and consolidations in the ethanol industry, and that those acquisitions and consolidations will lead to additional competitors with greater advantages over Lincolnway Energy. A competitor may also offer other products or services that are not offered by Lincolnway Energy, which may give the competitor an additional advantage over Lincolnway Energy.

An ethanol plant utilizing corn to produce ethanol may also experience competition in the form of other plants which produce ethanol from other products. For example, ethanol can be produced from various types of waste, cheese whey, potatoes, wheat, oats, barley straw, sorghum, milo, sugar bogasse, rice hulls and biomass. It is possible that one or more of these other sources may from time to time have greater advantages than corn, which would adversely affect an ethanol plant that produces ethanol solely from corn. For example, a plant using one of those sources may be able to produce ethanol on a more economical basis or on a more efficient or greater scale. Any increased production of ethanol from any of those sources could also adversely affect the price for ethanol generally. Lincolnway Energy's ethanol plant is designed to produce ethanol from corn.

Some competitors may also be able to operate their ethanol plant and produce ethanol using different sources of energy than coal, or using various other sources of energy. The other sources of energy include natural gas and various forms of waste type products, such as tires and construction waste. Those competitors may have lower production and input costs and/or higher operating efficiencies than Lincolnway Energy, which would allow them to market their ethanol at lower prices than Lincolnway Energy.

Competition from newly developed fuel additives would also reduce the use of ethanol and Lincolnway Energy's profitability. Although it is difficult to predict if any new fuel additives will be developed, it will occur at some point, and it could be in the near future.

Research is also continually being conducted for alternatives to petroleum based fuel products and for additional renewable fuel products. For example, research is ongoing regarding the use of hydrogen, electric or solar powered vehicles and fuel cells. A breakthrough or discovery in any research could conceivably occur at any time, and would likely have the effect of greatly reducing the use of ethanol or of even making the use of ethanol obsolete.

Ethanol is a commodity and is priced on a very competitive basis. Lincolnway Energy believes that its ability to compete successfully in the ethanol industry will depend upon its ability to price its ethanol competitively, which in turn will depend on many factors, many of which are beyond the control of Lincolnway Energy and its management. As indicated above, one of those factors is that Lincolnway Energy is subject to material and substantial competition, including from competitors who will be able to produce and market significantly higher volumes of ethanol.

Lincolnway Energy believes that the principal competitive factors with respect to distillers grains are price, proximity to purchasers and product quality.

Government Oversight and Regulation

Lincolnway Energy's business is subject to substantial governmental oversight and regulation, including those relating to the discharge of materials into the air, water and ground; the generation, storage, handling, use, transportation and disposal of hazardous materials; and the health and safety of Lincolnway Energy's employees.

The ethanol industry is also substantially supported by and dependent upon various federal and state programs, including various subsidies, tax exemptions and other forms of financial incentives.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that are subject to risks and uncertainties, and undue reliance must not be placed on any forward-looking statements. Lincolnway Energy's actual results or actions may differ materially from the forward-looking statements for many reasons. This section should be read in conjunction with the financial statements and related notes and with the understanding that Lincolnway Energy's actual future results may be materially different from what is currently expected by Lincolnway Energy.

Overview

Lincolnway Energy was formed on May 19, 2004 for the purpose of constructing and operating a dry mill, coal fired ethanol plant. Lincolnway Energy has been engaged in the production of ethanol and distillers grains since May 22, 2006, and the plant passed performance testing and became fully operational as of June 22, 2006. Lincolnway Energy exceeded the nameplate rate of approximately 4,167,000 gallons of ethanol per month for the months of July through September, 2006.

Lincolnway Energy's revenues are derived from the sale and distribution of Lincolnway Energy's ethanol and distillers grains throughout the United States and Mexico. Lincolnway Energy's ethanol is marketed by Renewable Products Marketing Group (RPMG). Lincolnway Energy's agreement with RPMG is effective until terminated by either Lincolnway Energy or RPMG upon forty-five days notice. The agreement has an initial 12 month term through June 2007. Under this agreement, Lincolnway Energy's ethanol is pooled with other ethanol producers and marketed by RPMG. Lincolnway Energy pays RPMG a pooling fee of $.01 per gallon for ethanol delivered to the pool and RPMG pays Lincolnway Energy a netback price per gallon that is based upon the difference between the pooled average delivered ethanol selling price and the pooled average distribution expense. These averages are calculated based upon each pool participant's selling price and expense averaged in direct proportion to the volume of ethanol supplied by each participant to the pool.

Lincolnway Energy's distillers grain is marketed by Commodity Specialist Company (CSC). Under its agreement with CSC, Lincolnway Energy pays CSC 2% of the FOB plant price received by CSC for the distillers grain. The term of the agreement is for one year commencing on May 22, 2006, but the agreement may be terminated by either party upon ninety days written notice.

Lincolnway Energy's operating income or loss is significantly tied to the price at which ethanol and distillers grain are sold. Historically, the price of ethanol tends to fluctuate in the same direction as the price of unleaded gas and other petroleum products. Surplus ethanol supplies tend to put downward pressure on ethanol. In contrast, the price of distillers grains generally tends to fluctuate based on the price of substitute livestock feed, such as corn and soybean meal. Surplus grains tend to put downward price pressure on distillers grains.

Since Lincolnway Energy only became operational in May 2006, Lincolnway Energy does not have prior fiscal year income, production, sales or other data to use for comparison purposes against the fiscal year ended September 30, 2006. Lincolnway Energy is accordingly not providing a comparison of Lincolnway Energy's financial results between reporting periods in this annual report, but the fact that Lincolnway Energy did not start producing ethanol until May 2006 must be kept in mind when making any comparison or review of Lincolnway Energy's fiscal year ended September 30, 2005 and the fiscal year ended September 30, 2006.

Plan of Operations for Fiscal Year 2007

Lincolnway Energy expects to operate the ethanol plant to produce and sell ethanol and distillers grains during the fiscal year ending September 30, 2007. All plant construction has been completed. Lincolnway Energy's primary focus will be concentrated on operating the plant as efficiently as possible and pursuing cost-effective purchasing of important manufacturing inputs such as corn and coal.

Lincolnway Energy also plans to continue to explore possibilities for the expansion of the plant, construction of other plants and exploration of marketing alternatives to increase profit margins.

Air Permit Testing

The Certification Report for Continuous Opacity Monitoring System (COMS) for the stack on the ethanol plant's coal system was performed in June 2006. The Continuous Emissions Monitoring System (CEMS) RATA certification and the CEMS 7 day drift test were performed in August 2006. The results of those tests met the requirements of the Iowa Department of Natural Resources. Engineering tests were also performed in August 2006 on the coal stack. These tests were not official permit tests, but the test results were within Lincolnway Energy's permits. Lincolnway Energy's stack testing occurred in December, 2006. The stack tests are intended to verify that Lincolnway Energy is meeting the air permit parameters. The stack tests were performed on the coal fired bubbling fluid bed, combustor, CO2 scrubber, distillers grain transport and storage, hammer milling bag house, distillers grain load out bag house, grain unloading equipment, flyash pneumatic conveying and storage bag house, coal and limestone receiving and storage bag house and rail load out. As of the date of the mailing of this annual report, Lincolnway Energy had not received a report commenting on the results of the stack test from the Iowa Department of Natural Resources.

Water Permit Testing

Plant outfall water is sampled weekly for analysis, and monthly reports of the analysis results are sent to the Iowa Department of Natural Resources. Most of the weekly water analyses during 2006 were out of specification for iron content. Lincolnway Energy's water source has over 5 ppm of iron content, and Lincolnway Energy's water pre-treatment system is not adequate to reliably lower the iron content to make the outfall meet Lincolnway Energy permit limits. Lincolnway Energy received a Notice of Violation from the Iowa Department of Natural Resources on December 4, 2006 regarding excess iron deposits. Lincolnway Energy developed a plan to add three larger, permanent conical backwash water storage tanks on the west side of the water pretreatment building and to add a filter process to form a cake from the iron that settles in the tanks. The solid cake will be disposed of at a sanitary disposal project. It is expected with greater backwash storage, a more complete backwash of the iron filters can be done, which will improve the iron removal performance of the greensand filters and eliminate the excess iron deposits. The Iowa Department of Natural Resources is aware of this plan and supports the process. The project is still in process as of the date of this mailing, at an approximate cost of $160,000.

Operating Budget and Financing of Plant Operations

Lincolnway Energy expects to have sufficient cash from cash flow generated by plant operations and Lincolnway Energy's available lines of credit to cover Lincolnway Energy's operating costs during the fiscal year ending September 30, 2007, including the cost of corn and coal supplies, other production costs, staffing, office, audit, legal, compliance and working capital costs. The following is an estimate of Lincolnway Energy operating costs and expenditures for fiscal year

2007. The following numbers exclude depreciation, which is a non-cash transaction and interest expense.

Operating Costs:

Corn Costs (Average cost $3.19 per bushel)	$ 62,600,000
Energy Costs	8,900,000
Chemical Costs	7,100,000
Other Production Costs	4,400,000
General and Administrative Costs	2,100,000
Total Estimated Operating Costs:	$85,100,000

The above table is management's estimates. Lincolnway Energy's actual expenses and costs could be much higher due to a variety of factors outside Lincolnway Energy's control, such as:

- Changes in the availability and price of corn;
- Changes in environmental regulations that apply to Lincolnway Energy's plant operations;
- Increased competition in the ethanol and oil industries;
- Changes in Lincolnway Energy's business strategy, capital improvements or development plans;
- Changes in plant production capacity or technical difficulties in operating the plant;
- Changes in general economic conditions or the occurrence of certain events causing an economic impact in the agriculture, oil or automobile industries; and
- Changes in the availability and price of coal.

Financial Summary and Analysis of Fiscal Year Ended September 30, 2006

Lincolnway Energy started ethanol production operations on May 22, 2006. Accordingly, the income, production and sales data for the fiscal year ended September 30, 2006 do not reflect a full year of operations.

Lincolnway Energy's net income for the fiscal year ended September 30, 2006 was approximately $15.9 million, consisting of $16.9 million of operating income, $0.3 million of other income (consisting of grants and interest income), and offset by $1.3 million of interest expense.

Revenues for the fiscal year ended September 30, 2006 were approximately $44.9 million, consisting of $40.5 million of ethanol (90%) and $4.4 million of sales in dried distillers grain (10%). Lincolnway Energy sold approximately 17.4 million gallons of ethanol at an average price of $2.33 per gallon and 44,000 tons of dried distillers grain at an average price of $100.00 per ton for the fiscal year ended September 30, 2006. Increase in revenues for the fiscal year ended September 30, 2006 resulted from the start up of operations on May 22, 2006. While Lincolnway Energy anticipates continued strong demand for ethanol, Lincolnway Energy is uncertain as to the sustainability of current ethanol prices given the increasing ethanol supply as new plants begin production and existing plants continue to expand.

Lincolnway Energy's cost of goods sold for the fiscal year ended September 30, 2006 totaled approximately $25.9 million. Cost of goods sold major components are: corn costs, energy costs, ingredient costs, production labor, repairs and maintenance, process depreciation, ethanol and distillers grain freight expense and marketing fees. Also included in cost of goods sold, which is recognized in corn costs, is a combined unrealized and realized net gain of $515,300 from derivative instruments.

Corn costs for the fiscal year ended September 30, 2006 totaled approximately $12.8 million. Approximately 6.9 million bushels of corn was purchased for the fiscal year at an average cost of $1.86 per bushel. Corn costs represented 50% of cost of goods sold for the fiscal year ended September 30, 2006. Lincolnway Energy recognizes the gains and losses that result from the changes in value of Lincolnway Energy's derivative instruments in corn costs as the changes occur. As corn prices fluctuate, the value of Lincolnway Energy's derivative instruments are impacted, which affects Lincolnway Energy financial performance. Lincolnway Energy anticipates continued volatility in Lincolnway Energy's corn costs due to the timing of the change in value of the derivative instruments relative to the cost and use of the corn being hedged.

Energy costs for the fiscal year ended September 30, 2006 totaled approximately $3.1 million, or 12% of cost of goods sold. Energy costs consist of coal costs, electricity and propane. For the fiscal year ended September 30, 2006, Lincolnway Energy purchased approximately 33,000 tons of coal at an approximate total cost of $1.7 million. Electricity and propane costs amounted to approximately $1.4 million.

Ingredient costs for the fiscal year ended September 30, 2006 totaled approximately $2.4 million, or 9% of cost of goods sold. Ingredient costs consist of denaturant and process chemicals.

Production labor, repairs and maintenance and other plant costs totaled approximately $1.8 million, or 7% of cost of goods sold, for the fiscal year ended September 30, 2006.

Depreciation totaled approximately $2.3 million, or 8% of cost of goods sold, for the fiscal year ended September 30, 2006.

Ethanol and distillers grain freight expense and marketing fees totaled approximately $3.5 million, or 14% of cost of goods sold, during the fiscal year ended September 30, 2006.

Financial Summary and Analysis of Fourth Quarter 2006

As of September 30, 2006, Lincolnway Energy had the following assets: cash and cash equivalents of $4,731,873, current assets of $14,364,618 and total assets of $93,027,237. As of September 30, 2006, Lincolnway Energy had current liabilities of $7,816,282 and long-term debt of $29,548,706. Members' equity was $55,662,249 and consisted of retained earnings of $15,862,144 and members' contributions, net of cost of raising capital, of $39,800,105.

Current assets increased by $ 1,466,370 from third quarter of fiscal year 2006 to fourth quarter of fiscal year 2006 due to an increase in cash and derivative instruments. Long-term debt decreased by $13,826,069 from the third quarter fiscal year 2006 to fourth quarter fiscal year 2006, due mainly from paying down debt on Lincolnway Energy's construction term loan.

For the fourth quarter of fiscal year 2006, net income totaled approximately $13.4 million, which was an increase from net income of approximately $3.2 million in the third quarter of fiscal year 2006. The increase is due to a full quarter of production in the fourth quarter, compared to a partial quarter of production in the third quarter.

Revenues from operations for the fourth quarter of fiscal year 2006 totaled approximately $34 million, up from approximately $10.9 million in the third quarter of fiscal year 2006. Net gallons of denatured ethanol sold totaled approximately 13,408,000 in the fourth quarter of fiscal year 2006, compared to 4,021,000 gallons in the third quarter of fiscal year 2006. The tons of distillers grain sold totaled approximately 36,000 in the fourth quarter of fiscal year 2006, compared to 8,000 tons in the third quarter of fiscal year 2006. The increase is due to a full quarter of production in the fourth quarter of fiscal year 2006, compared to 1 month of production due to the start up of operations in the third quarter of fiscal year 2006. Lincolnway Energy experienced high ethanol prices in the fourth quarter of fiscal year 2006. While Lincolnway Energy anticipates continued strong demand for ethanol, Lincolnway Energy is uncertain as to the sustainability of current ethanol prices given the increasing ethanol supply as new plants begin production and existing plants continued to expand.

Lincolnway Energy's cost of goods sold for the fourth quarter of fiscal year 2006 totaled approximately $19.2 million, an increase from approximately $6.7 million in the third quarter of fiscal year 2006. The increase is due to a full quarter of production costs in the fourth quarter, compared to a partial quarter of production costs in the third quarter.

General and administrative expenses for the fourth quarter of fiscal year 2006 totaled approximately $.67 million, compared to $.83 million in the third quarter of fiscal year 2006. The net decrease of $.16 million is due to additional board compensation that was expensed in the third quarter of approximately $.30 million and additional professional fees for legal and consulting that were incurred in the fourth quarter of approximately $.14 million.

Other income and expense for the fourth quarter of fiscal year 2006 totaled approximately $.89 million net expense, compared to $.15 million net expense in the third quarter of fiscal year 2006. The increase in expense is due to an increase in interest expense that is no longer being capitalized as part of the ethanol plant construction upon commencement of operations.

Critical Accounting Estimates and Accounting Policies

Lincolnway Energy's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and follow general practices within the industries in which Lincolnway Energy operates. This preparation requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, actual results could differ from the estimates, assumptions, and judgments reflected in the financial statements. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and, as such, have a greater possibility of producing results that could be materially different than originally reported. Management believes the following policies are both important to the portrayal of Lincolnway Energy's financial condition and results of operations and require subjective or complex judgments; therefore, management considers the following to be critical accounting policies.

Derivative Instruments

Lincolnway Energy enters into derivative contracts to hedge its exposure to price risk related to forecasted corn needs and forward corn purchase contracts. Lincolnway Energy does not typically enter into derivative instruments other than for hedging purposes. All the derivative contracts are recognized on the September 30, 2006 balance sheet at their fair market value. Although Lincolnway Energy believes Lincolnway Energy's derivative positions are economic hedges, none has been designated as a hedge for accounting purposes. Accordingly, any realized or unrealized gain or loss related to these derivative instruments is recorded in the statement of operations as a component of cost of goods sold.

During the fiscal year ended September 30, 2006, Lincolnway Energy had combined net realized and unrealized gains of $515,300. Unrealized gains of $1,313,212 are included in derivative financial instruments on the balance sheet as of September 30, 2006. Unrealized gains and losses on forward contracts, in which delivery has not occurred, are deemed "normal purchases and normal sales" under FASB Statement No. 133, as amended, and therefore are not marked to market in Lincolnway Energy's financial statements. As of September 30, 2006, Lincolnway Energy had outstanding commitments for 3,157,000 bushels of corn amounting to approximately $7.4 million under cash contracts, in which the related commodity was delivered through December 2006.

Liquidity and Capital Resources

For the fiscal year ended September 30, 2006, cash provided by operating activities was $11.4 million, compared to cash provided by operating activities of $.2 million for the fiscal year ended September 30, 2005. The increase is due to activity related to the start up of operations which increased net income, depreciation, trade accounts receivable, derivative instruments, inventories and accounts payable.

Cash flows used in investing activities reflect the impact of property and equipment acquired for the ethanol plant. Net cash used in investing activities increased by $16.6 million for the fiscal year ended September 30, 2006, when compared to the fiscal year ended September 30, 2005.

Cash flows from financing activities include transactions and events whereby cash is obtained from depositors, creditors or investors. Net cash provided by financing activities decreased by $4.4 million for the fiscal year ended September 30, 2006, when compared to the fiscal year ended September 30, 2005. The net decrease is primarily due to increased borrowings for the plant construction of $45.5 million, increased from other long-term borrowings of $.9 million and cash proceeds of $.8 million received from the issuance of additional membership units. The above increase was offset by the reduction in cash proceeds from issuance of membership units net of offering costs of $38 million that was received in the fiscal year ended September 30, 2005, financing costs of $.4 million and the payment of $14 million for debt in the fiscal year ended September 30, 2006.

Lincolnway Energy expects to have available cash to meet Lincolnway Energy's currently anticipated liquidity needs for the next fiscal year.

In March 2005, Lincolnway Energy closed on Lincolnway Energy's debt financing with CoBank, ACB, ("Co-Bank"). Lincolnway Energy entered into a $39,000,000 construction term loan, at a variable interest rate based on Lincolnway Energy's selection of prime plus .45%. The agreement requires that Lincolnway Energy make 30 principal payments of $1,250,000 per quarter commencing in December 2006, with the final installment due in May 2014. In addition, Lincolnway Energy must make an additional principal payment for each September 30 year end through September 2008 equal to 75% of "Free Cash Flow," as defined by the agreement with Co-Bank, but the total "Free Cash Flow" payments will not exceed $7,500,000. Lincolnway Energy chose to make a Free Cash flow payment of $7,500,000 in the month of September 2006. The Free Cash Flow obligation has therefore been met, and Lincolnway Energy will no longer be subject to this additional payment requirement.

Lincolnway Energy also chose to make Lincolnway Energy's December payment in October 2006 due to excess cash balances and the opportunity to reduce Lincolnway Energy's interest expense. The agreement requires the maintenance of certain financial and nonfinancial covenants. Borrowings under the agreement are collateralized by substantially all of Lincolnway Energy's assets. The agreement also includes certain prepayment penalties. Lincolnway Energy has not been subject to any penalties.

Lincolnway Energy also has a $10,000,000 construction/revolving term credit agreement and a $4,000,000 revolving credit agreement with Co-Bank. These agreements provide for a variable interest rate based on Lincolnway Energy's selection of prime plus .45%. Lincolnway Energy's borrowings under these agreements are subject to borrowing base restrictions as defined in the agreements. The construction/revolving term credit agreement contains a decreasing commitment provision of $2,000,000 semiannually that commences upon the maturity of the $39,000,000 construction term loan, with a final maturity date in September 2016. The revolving credit agreement expires in April 2007, at which time the outstanding principal is due. Lincolnway Energy chose to make a payment of $5,045,982 on July 28, 2006 to pay off this loan. There was no balance remaining as of September 30, 2006 on the construction/revolving term credit agreement or the revolving credit agreement.

Lincolnway Energy executed a mortgage in favor of Co-Bank creating a first lien on substantially all of Lincolnway Energy's assets, including the real estate and plant and all personal property located on its property, for the loan and credit agreements discussed above.

Lincolnway Energy also has subordinated debt financing of approximately $3,250,000, which includes a subordinated note of $1,250,000 payable to Fagen, Inc., with an interest rate of 4%, and a $1,100,000 note payable to Fagen, Inc., with an interest rate of 5%. Lincolnway Energy also has subordinated debt financing under a $500,000 loan agreement that was entered into with the Iowa Department of Transportation in February 2005. Under the agreement, the loan proceeds are disbursed upon submission of paid invoices and interest at 2.11% began to accrue on January 1, 2007. Lincolnway Energy also has subordinated debt financing under a $300,000 loan agreement and under a $100,000 forgivable loan agreement, both with the Iowa Department of Economic Development. The $300,000 loan does not impose any interest, and the $100,000 loan is forgivable upon the completion of Lincolnway Energy's plant and the production of at least 50 million gallons of ethanol before the project completion date of October 31, 2008. As of September 30, 2006, Lincolnway Energy has received $400,000 from the Iowa Department of Economic Development and $346,293 from the Iowa Department of Transportation. On November 15, 2006, Lincolnway Energy received the remaining loan proceeds of $153,707 from the Iowa Department of Transportation.

Lincolnway Energy entered into an agreement with an unrelated entity on March 3, 2006 to lease railcars. The 5 year term of the agreement will end in March 2011. The agreement required a $351,000 letter of credit facility as partial security for Lincolnway Energy's obligations under the agreement. The letter of credit facility was funded through the $4,000,000 revolving credit agreement, and is effective until May 1, 2007. The other party to the agreement may, however, require Lincolnway Energy to extend the letter of credit facility beyond that date.

In addition to long-term debt obligations, Lincolnway Energy has certain other contractual cash obligations and commitments. The following tables provide information regarding Lincolnway Energy's consolidated contractual obligations and commitments as of September 30, 2006:

		Payment Due By Period			
Contractual Obligations	**Total**	**Less than One Year**	**One to Three Years**	**Three to Five Years**	**More than Five Years**
Long-Term Debt Obligations	$ 34,596,293	$ 5,047,587	$ 10,252,753	$ 10,156,730	$ 9,139,223
Interest Obligation of Long-Term Debt	10,202,985	2,627,383	5,501,546	1,471,895	602,161
Capital Lease Obligation	16,250	16,250	-	-	-
Operating Lease Obligations	3,194,643	737,485	1,459,512	997,646	-
Purchase Obligations					
Coal Supplier Commitment	4,616,100	3,692,880	923,220	-	-
Corn Supplier Commitment	7,377,000	7,377,000	-	-	-
Denaturant Commitment	1,459,000	1,459,000	-	-	-
Membership Agreement	248,300	248,300		-	-
Total	$ 61,710,571	$ 21,205,885	$ 18,137,031	$ 12,626,271	$ 9,741,384

Off-balance Sheet Arrangements

Lincolnway Energy has the following contractual commitments that could have a current or future effect on Lincolnway Energy's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Lincolnway Energy has an agreement with the Heart of Iowa Cooperative (HOIC), a member of Lincolnway Energy, pursuant to which HOIC may be required to provide 100% of Lincolnway Energy's requirements for corn for use in the operation of the ethanol plant. The agreement became effective when Lincolnway Energy began accepting corn for use at the ethanol plant and may continue for a period of 20 years. Lincolnway Energy will pay a handling fee of $.075 per bushel of corn purchased and delivered by HOIC. If Lincolnway Energy chooses to buy corn that is not elevated by HOIC, and is outside a 60 mile radius of Nevada, Iowa, Lincolnway Energy will be required to pay HOIC $.03 per bushel of corn. The agreement also provides for the use of certain grain handling assets owned by HOIC. The agreement may be terminated by Lincolnway Energy or HOIC before the end of the term by providing six months' notice of termination and paying the other party $2,000,000, reduced by $50,000 for each completed year of the agreement. The amount is payable over four years with interest at the prime rate on the date of termination. As of September 30, 2006, Lincolnway Energy has several cash corn contracts with HOIC, for a commitment of approximately $7.4 million. The contracts matured on various dates through December 2006.

On July 14, 2005, Lincolnway Energy entered into an agreement with an unrelated party to provide the coal supply for the ethanol plant. The agreement includes the purchase of coal at a fixed price per ton, subject to certain specified adjustments, including based on the quality of the coal and inflation type measures and a transportation cost per ton as defined in the agreement. If Lincolnway Energy fails to purchase the minimum number of tons of coal for calendar years 2006 and 2007, Lincolnway Energy is required to pay an amount per ton multiplied by the difference of the minimum requirement and actual quantity purchased. Lincolnway Energy met the calendar year 2006 purchase requirements. The 2007 purchase commitments under the agreement total $3.7 million.

On July 6, 2006, Lincolnway Energy entered into a membership agreement with a company that promotes ethanol. Lincolnway Energy has agreed to contribute a fee equaling a monthly payment of $.0050 for each gallon of non-denatured ethanol produced by Lincolnway Energy. The term of the membership agreement is one year from the date of contribution of the membership fee. The calendar year 2006 and 2007 purchase commitments under the membership agreement total approximately $21,000 and $228,000, respectively.

On May 8, 2006, Lincolnway Energy entered into a six-month contract with a supplier of denaturant. The contract price of the denaturant is the national gasoline daily average price plus $.27/usg. The minimum purchase quantity is 180,000 gallons per month. The term of the contract is May 1, 2006 through October 31, 2006. On December 6, 2006, Lincolnway Energy entered into a three-month and six-month contract with a supplier of denaturant. The contract price of the denaturant for the three-month contract is $1.73 per gallon. The minimum purchase quantity is 45,000 gallons per month. The term of the contract is January 1, 2007 through March

31, 2007. The contract price for the six-month contract is $1.77 per gallon. The minimum purchase quantity is 90,000 gallons per month. The term of this contract is April 1, 2007 through September 30, 2007. The total purchase commitments with the three contracts are $1,459,000.

Employees

As of December 15, 2006, Lincolnway had 43 employees in the following general positions:

Position	# Employed
President and Chief Executive Officer	1
Chief Financial Officer	1
Plant Manager	1
Commodities Manager	1
Controller	1
Lab Manager	1
Production Manager	1
Maintenance Manager	1
Admin/Clerical	5
Shift Supervisors	4
Maint/Instrument Technicians	8
Lab Technicians	2
Plant Operators	16
Total	**43**

SUPPLEMENTARY FINANCIAL INFORMATION

QUARTERLY FINANCIAL DATA (UNAUDITED)

QUARTER					
Year Ended September 30, 2006	First	Second	Third	Fourth	Year
Revenues	$ -	$ -	$10,910,199	$33,973,258	$44,883,457
Gross Profit	$ -	$ -	$ 4,177,115	$14,820,198	$18,997,313
Net Income(Loss)	$ (381,026)	$ (309,142)	$ 3,195,499	$12,712,222	$15,907,721
Net Income(Loss) per unit-basic & diluted	$ (9.06)	$ (7.35)	$ 75.71	$ 300.58	$376.13
Year Ended September 30, 2005	First	Second	Third	Fourth	Year
Revenues	$ -	$ -	$ -	$ -	$ -
Gross Profit	$ -	$ -	$ -	$ -	$ -
Net Income(Loss)	$ 40,644	$ 105,528	$ (5,251)	$ 57,280	$ 198,201
Net Income(Loss) per unit-basic & diluted	$ 6.95	$ 2.51	$ (.12)	$ 1.75	6.04

SELECTED FINANCIAL DATA

The following information is summary selected financial data for Lincolnway Energy for the fiscal years ended September 30, 2006 and 2005 and the period from May 19, 2004 (Date of inception) to September 30, 2004, with respect to the statements of operations data, and as of September 30, 2006 and 2005 with respect to the balance sheet data. The data is qualified by, and must be read in conjunction with, the "Management's Discussion and Analysis of Financial Condition and Results of Operation" section of this annual report, and with the financial statements and supplementary data found at the end of this annual report.

Statements of Operations Data:	2006	2005	2004
Revenues	$44,883,457	$ -	$ -
Cost of goods sold	25,886,144	-	-
Gross Profit	18,997,313	-	-
General and administrative expense	2,082,597	427,478	247,506
Operating income (loss)	16,914,716	(427,478)	(247,506)
Interest expense	(1,281,287)	-	-
Other income- interest and grants	274,292	625,679	3,728
Net income (loss)	**$15,907,721**	**$ 198,201**	**$(243,778)**
Weighted average units outstanding	42,293	32,816	1,636
Net income (loss) per unit –basic and diluted	**$ 376.13**	**$ 6.04**	**$(149.01)**

Balance Sheet Data:	2006	2005
Working Capital	$ 6,548,336	$ 4,212,119
Net Property Plant & Equipment	78,170,697	35,125,192
Total Assets	93,027,237	43,084,240
Long-Term Obligations	29,548,706	1,100,000
Members' Equity	55,662,249	38,640,778
Book Value Per Member Unit	1,299	919

Lincolnway Energy was organized on May 19, 2004, and its ethanol plant became operational during May 2006.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In addition to the various risks inherent in Lincolnway Energy's operation, Lincolnway Energy is exposed to various market risks. The primary market risks arise as a result of possible changes in interest rates and certain commodity prices.

Interest Rate Risk

Lincolnway Energy has various outstanding loan agreements and promissory notes which expose Lincolnway Energy to market risk related to changes in the interest rate imposed under those loan agreements and promissory notes.

Lincolnway Energy has loan agreements and/or promissory notes with the following entities, and with the principal balance and interest rates indicated:

Lender	Principal Balance as of September 30, 2006	Interest Rate
Co-Bank	$31,500,000	8.7%
IA Department Economic Development	400,000	0.0%
IA Department of Transportation	346,293	2.11%
Fagen, Inc.	1,100,000	5.0%
Fagen, Inc.	1,250,000	4.0%
	$34,596,293	

The interest rate under all of the loan agreements and promissory notes, other than with CoBank, are fixed at the interest rates specified above. The interest rates under all of the CoBank loan agreements as of September 30, 2006 was prime, plus .45%, and were at 8.7% per annum as of September 30, 2006. The interest rate under the loan agreements was amended effective December 1, 2006 to be 5/100 of 1% below Co-Bank's prime rate, adjusted .50%, and was at 8.2% per annum as of December 31, 2006.

A hypothetical increase of 1% in the interest rates under the CoBank loan agreements would result in additional interest expense of approximately $252,500 during the calendar year ending December 31, 2007.

Commodity Price Risk

Lincolnway Energy is also exposed to market risk with respect to the price of ethanol, Lincolnway Energy's principal product, and the price and availability of corn and coal, the principal commodities used by Lincolnway Energy to produce ethanol. The other primary product of Lincolnway Energy is distillers grains, and Lincolnway Energy is also subject to market risk with respect to the price for distillers grains.

In general, rising ethanol and distillers grains prices result in higher profit margins, and therefore represent favorable market conditions. Lincolnway Energy is, however, subject to various material risks related to its production of ethanol and distillers grains and the price for ethanol and distillers grains. For example, ethanol and distillers grains prices are influenced by various factors beyond the control of Lincolnway Energy's management, including the supply and demand for gasoline, the availability of substitutes and the effects of laws and regulations.

In general, rising corn prices result in lower profit margins and, accordingly, represent unfavorable market conditions. Lincolnway Energy will generally not be able to pass along increased corn costs to its ethanol customers. Lincolnway Energy is subject to various material risk factors related to the availability and price of corn, many of which are beyond the control of the management of Lincolnway Energy. For example, the availability and price of corn are subject to wide fluctuations due to various unpredictable factors, including weather conditions, crop yields, farmer planting decisions, governmental policies with respect to agriculture and local, regional, national and international trade, demand and supply.

Over the five year period from September 30, 2001 through September 30, 2006, corn prices (based on the Chicago Board of Trade daily futures data) ranged from a low of $1.86 per bushel in November 2005 to a high of $3.3525 per bushel in April 2004, with prices averaging $2.30 per bushel over that five year period. On December 15, 2006, the Chicago Board of Trade price per bushel of March 2007 corn was $3.685.

All of Lincolnway Energy's ethanol is marketed by Renewable Products Marketing Group under a pooled marketing arrangement, which means that the ethanol Lincolnway Energy produces is pooled with other ethanol producers and marketed by Renewable Products Marketing Group. Lincolnway Energy pays Renewable Products Marketing Group a pooling fee for ethanol delivered to the pool and Renewable Products Marketing Group pays Lincolnway Energy a netback price per gallon that is based upon the difference between the pooled average delivered ethanol selling price and the pooled average distribution expense. These averages are calculated based upon each pool participant's selling price and expense averaged in direct proportion to the volume of ethanol supplied by each participant to the pool. Lincolnway Energy did not have any futures, options or other derivative instruments in place with respect to ethanol as of September 30, 2006.

As of December 15, 2006, Lincolnway Energy had cash and futures contract price protection in place for approximately 48% of Lincolnway Energy's expected 19.6 million bushels of corn usage for the next twelve months.

Although Lincolnway Energy intends its futures and option positions to accomplish an economic hedge against Lincolnway Energy's future purchases of corn, Lincolnway Energy has chosen not to use hedge accounting for those positions, which would match the gain or loss on the positions to the specific commodity purchase being hedged. Lincolnway Energy is instead using fair value accounting for the positions, which generally means that as the current market price of the positions changes, the realized or unrealized gains and losses are immediately recognized in Lincolnway Energy's costs of goods sold in the statement of operations. The immediate recognition of gains and losses on those positions can cause net income to be volatile from quarter to quarter due to the timing of the change in value of the positions relative to the cost and use of the commodity being hedged. For example, Lincolnway Energy's gain/(loss) that was included in its earnings for the year ended September 30, 2006 was $515,300, as opposed to $(471,882) for the nine month period ending June 30, 2006.

Another important raw material for the production of Lincolnway Energy's ethanol is coal. Lincolnway Energy is currently operating with a fixed price contract for coal, subject to certain specified adjustments, including adjustments based on the quality of the coal, increases in transportation costs and inflation type measures. The contract runs through December 31, 2007. Lincolnway Energy's cost for coal may vary upon expiration of that contract, and the variations could be material. Coal costs represented approximately 6% of Lincolnway Energy's total cost of goods sold for the fiscal year ended September 30, 2006.

The extent to which Lincolnway Energy may enter into arrangements with respect to its ethanol or corn during the year may vary substantially from time to time based on a number of factors, including supply and demand factors affecting the needs of customers or suppliers to purchase ethanol or sell Lincolnway Energy raw materials on a fixed basis, Lincolnway Energy's views as to future market trends, seasonable factors and the cost of futures contracts.

DIRECTORS AND EXECUTIVE OFFICERS

The directors and executive officers of Lincolnway Energy as of the date of this annual report were as follows:

Name	Age	Position(s)
William Couser	52	Director and Chairman
Jeff Taylor	40	Director and Vice President
Timothy Fevold	46	Director and Secretary
Terrill Wycoff	64	Director and Treasurer
David Eggers	58	Director
James Hill	61	Director
Brian Conrad	45	Director
Rick Vaughan	47	Director
David Hassebrock	50	Director
Richard Brehm	53	President and Chief Executive Officer
Kim Supercynski	44	Chief Financial Officer

William Couser

Mr. Couser has been a director of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. His current term as a director will end at the annual meeting of the members which will be held in 2009. Mr. Couser has been the chairman of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. He also served as the interim president and CEO of Lincolnway Energy from May, 2004 until July 13, 2005. Mr. Couser has been self-employed as a farmer since 1977, with his farming operations including row crops and cattle.

Jeff Taylor

Mr. Taylor has been a director of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. His current term as a director will end at the annual meeting of the members which will be held in 2008. Mr. Taylor has also served as the vice president of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. Mr. Taylor has been self-employed as a farmer since 1988, and he owns and operates farms in Story County, Iowa.

Timothy Fevold

Mr. Fevold has been a director of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. His current term as a director will end at the annual meeting of the members which will be held in 2008. Mr. Fevold has also served as the secretary of Lincolnway Energy since May, 2004. Mr. Fevold has been employed by Hertz Farm Management, based in Ames, Iowa, since 1982, and his responsibilities involve the management of farms. Mr. Fevold has also been licensed as a real estate broker in Iowa since approximately 1987.

Terrill Wycoff

Mr. Wycoff has been a director of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. His current term as a director will end at the annual meeting of the members which will be held in 2009. Mr. Wycoff has also served as the treasurer of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. Mr. Wycoff has been employed by First National Bank, Ames, Iowa for approximately 45 years, and currently serves as the executive vice president of First National Bank. He is also a member of the board of directors of First National Bank, in Ames, Iowa.

David Eggers

Mr. Eggers has been a director of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. His current term as a director will end at the annual meeting of the members which will be held in 2007. Mr. Eggers has been self-employed as a farmer for over 36 years, with his farming operations including corn and soybean crops and a wean-to-finish swine operation. Mr. Eggers has also owned a retail anhydrous ammonia business since approximately 1970, and which provides services to farmers in the Nevada, Iowa area.

James Hill

Mr. Hill has been a director of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. His current term as a director will end at the annual meeting of the members which will be held in 2007. Mr. Hill has been self-employed as a farmer since 1992. He has also served as an advisory council member for Farm Credit Services of America since approximately 1994.

Brian Conrad

Brian Conrad has been a director of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. His current term as a director will end at the annual meeting of the members which will be held in 2008. Mr. Conrad has been employed with John Deere Credit since 1988, and has held various positions with John Deere Credit, including credit operations, and sales and marketing. His current position with John Deere Credit is business development manager for the wind energy group.

Rick Vaughan

Rick Vaughan has been a director of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. His current term as a director will end at the annual meeting of the members which will be held in 2009. Mr. Vaughan has been the General Manager of Prairie Land Cooperative since February 1995.

David Hassebrock

David Hassebrock has been a director of Lincolnway Energy since March 27, 2006, and his current term as a director will end at the annual meeting of the members which will be held in 2007. Mr. Hassebrock is an owner, director and employee of Hassebrock Farms, Inc., a livestock and grain business, since 1984. He has served on the board of directors of Heart of Iowa Cooperative since 2001, and is the Heart of Iowa Cooperative board secretary.

Richard Brehm

Mr. Brehm joined Lincolnway Energy on May 17, 2005 as the General Manager and was appointed president and chief executive officer on July 13, 2005. Mr. Brehm has served in various management positions in agriculture and ethanol production since 1995. Mr. Brehm served as Director of Operations for International Ingredient Corporation, Saint Louis, Missouri from September 1995 to January 2002. During that time he was responsible for the construction and operation of a fuel ethanol plant at Cleburne, Texas as well as nine other manufacturing plants. International Ingredient Corporation is a manufacturer of food and feed specialty ingredients for the feed, pet food, pharmaceutical and baking companies' world wide.

From June 2002 to December 2003 Mr. Brehm served as a broker- manager with Agri Management Services in Monticello, Iowa. During that time Mr. Brehm obtained a Series III Commodity Brokers License and worked to provide companies and producers with grain marketing and procurement strategies.

In January 2004, Mr. Brehm became Director of Plant Operations at United Bio Energy, Wichita, Kansas where he served as interim general manager at Platte Valley Fuel Ethanol, Central City, Nebraska between January 2004 and May 2004. Mr. Brehm continued to work on numerous ethanol plant projects throughout the Midwest until United Bio Energy appointed him general manager of Big River Resources, West Burlington, Iowa from October 2004 to March 2005. During April 2005 and May 2005, United Bio Energy assigned Mr. Brehm to develop additional ethanol plants in Kansas and Nebraska.

Kim Supercynski

Ms. Supercynski has served as the chief financial officer of Lincolnway Energy since October 2005. She served as the corporate controller for Garst Seed Company, located in Slater, Iowa, from approximately February 1996 to October 2005. Her responsibilities in that capacity included overseeing the accounting department. Garst Seed Company is an affiliate of Syngenta, Inc., which is a large international company that sells, markets and produces agricultural seed. Ms. Supercynski is a certified public accountant and a certified treasury professional.

MARKET FOR UNITS, RELATED MEMBER MATTERS AND LINCOLNWAY ENERGY PURCHASES OF UNITS

Lincolnway Energy is authorized to issue an unlimited number of units. Lincolnway Energy had 42,859 outstanding units as of January 31, 2007, which were held by 955 different members. Lincolnway Energy had 42,859 outstanding units as of September 30, 2006, which were held by 933 different members. The determination of the number of members is based upon Lincolnway Energy's internal unit records.

Lincolnway Energy's units are not listed on any exchange, and there is no public trading market for Lincolnway Energy's units. An investment in Lincolnway Energy's units is not a liquid investment because the operating agreement of Lincolnway Energy establishes various conditions on the issuance of additional units and various restrictions on the assignment or transfer of units.

The operating agreement of Lincolnway Energy provides that the board of Lincolnway Energy may not issue units at a purchase price of less than $500 per unit, or issue more than an aggregate of 45,608 units, without the consent of the members holding at least a majority of the outstanding units.

The operating agreement of Lincolnway Energy also provides that no member shall directly or indirectly own or control more than 49% of the issued and outstanding units at any time. The operating agreement provides that units under indirect ownership or control by a member for this purpose include units owned or controlled by the member's related parties, subsidiaries and affiliates, as those terms are defined in the operating agreement.

The operating agreement of Lincolnway Energy also establishes restrictions on the assignment or transfer of units. The operating agreement provides, in general, that no member may assign or transfer any units unless all of the conditions precedent set forth in the operating agreement has been satisfied, as determined by the board of Lincolnway Energy. The conditions precedent include:

- The transferor and transferee must provide Lincolnway Energy with all of the documents, instruments and other information that is required by the board of Lincolnway Energy.

- The assignment or transfer of the units must be made in compliance with applicable federal and state securities laws and must not cause Lincolnway Energy to be deemed to be an investment company, and the board of Lincolnway Energy may require a legal opinion to such effect.

- The consent of the directors and the members holding at least 75% of the outstanding units is necessary to authorize an assignment or transfer if the assignment or transfer would result in the termination of Lincolnway Energy within the meaning of Section 708 of the Internal Revenue Code.

- No assignment or transfer may be made after a dissolution event has occurred with respect to Lincolnway Energy.

- No assignment or transfer may be made if the assignment or transfer would cause Lincolnway Energy to be treated as a publicly traded partnership under the applicable statutes and regulations of the Internal Revenue Service.

The publicly traded partnership statutes and regulations significantly limit the assignment and transfer of units of Lincolnway Energy because, under those statutes and regulations as in effect on the date of the mailing of this annual report, Lincolnway Energy is, in general, limited to permitting the assignment and transfer of no more than 10% of the outstanding units of Lincolnway Energy during any taxable year. The general rule under the publicly traded partnership rules is that no more than 2% of the issued and outstanding interests may be transferred during any taxable year, but Lincolnway Energy has established a qualified matching service on Lincolnway Energy's website, which allows Lincolnway Energy to permit the assignment and transfer of up to an aggregate of 10% of the outstanding units during any taxable year, so long as the assignments and transfers are made in accordance with the terms of the qualified matching service.

The following assignments and transfers have been made pursuant to Lincolnway Energy's qualified matching service through January, 2007:

Month	Number of Units	Purchase Price Per Unit
July, 2006	30	$4,175
August, 2006	22	$2,612
September, 2006	25	$3,000
October, 2006	5	$3,750
November, 2006	170	$2,500
December, 2006	60	$2,500
January, 2007	10	$2,500
	97	$2,400
	35	$1,950

The operating agreement of Lincolnway Energy prohibited the transfer of units until after substantial completion of the ethanol plant, which occurred May 22, 2006, with limited exceptions for certain family transfers and transfers by operation of law.

The purchase price and other terms of any transactions pursuant to Lincolnway Energy's qualified matching service are established by the seller and the buyer. Lincolnway Energy does not endorse or recommend any sale of units and is not responsible for the fairness of the purchase price paid in any transactions made pursuant to its qualified matching service, or for the payment or other terms of any transaction. Lincolnway Energy therefore does not represent or guarantee in any way that any of the above prices are fair or accurately reflect the value of Lincolnway Energy's units, and Lincolnway Energy does not endorse or recommend any sales of units at any of the prices listed above or on the same or similar terms.

As of the date of the mailing of this annual report, Lincolnway Energy did not have any equity compensation plans in place for any directors, officers or employees.

As of the date of the mailing of this annual report, Lincolnway Energy had no plans to, and had not agreed to, register any of its units under any federal or state securities laws.

There were no outstanding warrants, options or other rights to purchase any units of Lincolnway Energy as of the date of the mailing of this annual report, and there were no outstanding securities which were convertible or exchangeable into or for any units of Lincolnway Energy. Lincolnway Energy's units are not convertible in any other securities.

The payment of distributions to members by Lincolnway Energy is within the discretion of the board of Lincolnway Energy, and there is no assurance of any distributions from Lincolnway Energy. The payment of distributions by Lincolnway Energy is also subject to Lincolnway Energy's compliance with the various covenants and requirements of Lincolnway Energy's credit and loan agreements, and it is possible that those covenants and requirements will at times prevent Lincolnway Energy from paying a distribution to its members.

The only distribution that has been declared by Lincolnway Energy since Lincolnway Energy was organized on May 19, 2004 was a distribution in the amount of $150 per unit, which was declared by the board of Lincolnway Energy on November 15, 2006. The distribution was payable to members of record on November 15, 2006, and was paid during the week of December 18, 2006. Lincolnway Energy had 42,859 outstanding units on November 15, 2006.

Lincolnway Energy does not contemplate being able to establish a definite or regular distribution policy or history because the determination of whether a distribution can or should be made by Lincolnway Energy will need to be made by the board of Lincolnway Energy based upon the then existing facts and circumstances of Lincolnway Energy, which could change materially from time to time.

AVAILABILITY OF OTHER INFORMATION

Lincolnway Energy will provide to a member, upon the written request of the member, a copy of Lincolnway Energy's annual report on Form 10-K for the fiscal year ended September 30, 2006. The annual report on Form 10-K will be provided without charge. Members should direct any such written request to Lincolnway Energy at the following address:

Lincolnway Energy, LLC
59511 W. Lincoln Highway
Nevada, Iowa 50201

The request should be directed to the attention of William Couser, Chairman of Lincolnway Energy, or to the attention of Richard Brehm, President and Chief Executive Officer of Lincolnway Energy.

FINANCIAL STATEMENTS

The following pages are certain financial statements of Lincolnway Energy with respect to the fiscal years ended September 30, 2005 and September 30, 2006.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

McGladrey & Pullen
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Lincolnway Energy, LLC
Nevada, Iowa

We have audited the balance sheets of Lincolnway Energy, LLC as of September 30, 2006 and 2005, and the related statements of operations, members' equity and cash flows for the years ended September 30, 2006 and 2005 and the period from May 19, 2004 (date of inception) to September 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincolnway Energy, LLC as of September 30, 2006 and 2005, and the results of its operations and its cash flows for the years ended September 30, 2006 and 2005 and the period from May 19, 2004 (date of inception) to September 30, 2004, in conformity with U.S. generally accepted accounting principles.

McGladrey & Pullen, LLP

Des Moines, Iowa
December 20, 2006

Lincolnway Energy, LLC

Balance Sheets
September 30, 2006 and 2005

	2006	2005
ASSETS (Note 4)		
CURRENT ASSETS		
Cash and cash equivalents	$ 4,731,873	$ 7,511,537
Derivative instruments, due from broker	701,448	-
Trade and other accounts receivable (Note 7)	4,472,238	-
Inventories (Note 3)	2,988,794	-
Prepaid expenses and other	157,053	44,044
Derivative financial instruments (Note 8)	1,313,212	-
Total current assets	14,364,618	7,555,581
PROPERTY AND EQUIPMENT		
Land and land improvements	4,874,727	1,597,841
Buildings and improvements	1,385,202	108,040
Plant and process equipment	72,860,565	24,027
Construction in progress	1,190,762	33,383,947
Office furniture and equipment	544,620	18,724
	80,855,876	35,132,579
Accumulated depreciation	(2,685,179)	(7,387)
	78,170,697	35,125,192
OTHER ASSETS		
Financing costs, net of amortization of 2006 $37,543; 2005 none	434,419	401,467
Deposit	55,503	-
Investments	2,000	2,000
	491,922	403,467
	$ 93,027,237	$ 43,084,240

See Notes to Financial Statements.

	2006	2005
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	**$ 1,578,598**	$ 3,260,878
Accounts payable, related party (Note 6)	**163,039**	-
Current maturities of long-term debt (Note 4)	**5,063,837**	-
Accrued expenses	**1,010,808**	82,584
Total current liabilities	**7,816,282**	3,343,462
LONG-TERM DEBT, less current maturities (Note 4)	**29,548,706**	1,100,000
COMMITMENTS (Notes 5, 6, 7 and 8)		
MEMBERS' EQUITY (Note 2)		
Member contributions 42,859 and 42,049 units issued and outstanding in 2006 and 2005, respectively	**39,800,105**	38,686,355
Retained earnings (deficit)	**15,862,144**	(45,577)
	55,662,249	38,640,778
	$ 93,027,237	$ 43,084,240

Lincolnway Energy, LLC

Statements of Operations
Years Ended September 30, 2006 and 2005 and Period from May 19, 2004 (Date of Inception) to September 30, 2004

	2006	2005	2004
Revenues (Note 7)	$ 44,883,457	$ -	$ -
Cost of goods sold	25,886,144	-	-
Gross profit	18,997,313	-	-
General and administrative expenses (Note 2)	2,082,597	427,478	247,506
Operating income (loss)	16,914,716	(427,478)	(247,506)
Other income (expense):			
Grants	151,859	73,141	-
Interest income	117,732	552,538	3,728
Interest (expense)	(1,281,287)	-	-
Other	4,701	-	-
	(1,006,995)	625,679	3,728
Net income (loss)	$ 15,907,721	$ 198,201	$ (243,778)
Weighted average units outstanding	$ 42,293	$ 32,816	$ 1,636
Net income (loss) per unit - basic and diluted	$ 376.13	$ 6.04	$ (149.01)

See Notes to Financial Statements.

Lincolnway Energy, LLC

Statements of Members' Equity
Years Ended September 30, 2006 and 2005 and Period from May 19, 2004 (Date of Inception) to September 30, 2004

	Member Contributions	Retained Earnings (Deficit)	Total
Balance, May 19, 2004 (date of inception)	$ -	$ -	$ -
Issuance of 1,924 membership units (Note 2)	962,000	-	962,000
Net (loss)	-	(243,778)	(243,778)
Balance, September 30, 2004	962,000	(243,778)	718,222
Issuance of 40,125 membership units (Note 2)	38,118,750	-	38,118,750
Offering costs	(394,395)	-	(394,395)
Net income	-	198,201	198,201
Balance, September 30, 2005	38,686,355	(45,577)	38,640,778
Issuance of 810 membership units (Note 2)	810,000	-	810,000
Compensation from issuance of membership units	303,750	-	303,750
Net income	-	15,907,721	15,907,721
Balance, September 30, 2006	**$ 39,800,105**	**$ 15,862,144**	**$ 55,662,249**

See Notes to Financial Statements.

Lincolnway Energy, LLC

Statements of Cash Flows
Years Ended September 30, 2006 and 2005 and Period from May 19, 2004 (Date of Inception) to September 30, 2004

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	**$ 15,907,721**	$ 198,201	$ (243,778)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	**2,715,906**	6,221	1,166
Compensation expense - issuance of membership units	**303,750**	-	-
Changes in working capital components:			
(Increase) in prepaid expenses and other	**(113,009)**	(35,844)	(8,200)
(Increase) in trade and other accounts receivable	**(4,472,238)**	-	-
(Increase) in derivative instruments, due from broker	**(701,448)**	-	-
(Increase) in inventories	**(2,988,794)**	-	-
(Increase) in deposits	**(55,503)**	-	-
(Increase) in derivative financial instruments	**(1,313,212)**	-	-
Increase (decrease) in accounts payable	**1,027,090**	(19,487)	25,173
Increase in accounts payable, related party	**163,039**	-	-
Increase in accrued expenses	**928,224**	78,314	4,270
Net cash provided by (used in) operating activities	**11,401,526**	227,405	(221,369)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property and equipment	**(48,400,737)**	(31,833,640)	(57,031)
Proceeds from sale of equipment	**-**	33,284	-
Payment of consideration for land option	**-**	-	(20,000)
Purchase of cost basis investment	**-**	(2,000)	-
Net cash (used in) investing activities	**(48,400,737)**	(31,802,356)	(77,031)
CASH FLOWS FROM FINANCING ACTIVITIES			
Issuance of membership units	**810,000**	38,118,750	962,000
Payments for financing costs	**(70,495)**	(386,467)	(15,000)
Proceeds from long-term borrowings - financial institution	**45,525,398**	-	-
Proceeds from long-term borrowings - IDED	**400,000**	-	-
Proceeds from long-term borrowings - IDOT	**346,292**	-	-
Proceeds from long-term borrowings - Fagen	**1,250,000**	1,100,000	-
Proceeds from short-term borrowings	**-**	639,166	-
Payments on long-term borrowings - financial institution	**(14,025,398)**	-	-
Payments of short-term borrowings	**-**	(639,166)	-
Payments on long-term borrowings - capital lease obligation	**(16,250)**	-	-
Payments of offering costs	**-**	(163,691)	(230,704)
Net cash provided by financing activities	**34,219,547**	38,668,592	716,296

(Continued)

Lincolnway Energy, LLC

Statements of Cash Flows (Continued)
Years Ended September 30, 2006 and 2005 and Period from
May 19, 2004 (Date of Inception) to September 30, 2004

	2006	2005	2004
Net increase (decrease) in cash and cash equivalents	**$ (2,779,664)**	$ 7,093,641	$ 417,896
CASH AND CASH EQUIVALENTS			
Beginning	**7,511,537**	417,896	-
Ending	**$ 4,731,873**	$ 7,511,537	$ 417,896
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION, cash paid for interest, net of amount capitalized	**$ 1,271,011**	$ -	$ -
SUPPLEMENTAL DISCLOSURES OF NONCASH OPERATING AND FINANCING ACTIVITIES			
Construction in progress included in accounts payable	**$ 545,822**	$ 3,255,192	$ -
Capital lease obligation incurred for equipment	**32,501**	-	-
Deferred offering costs in accounts payable	-	(15,785)	15,785

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Principal business activity: Lincolnway Energy, LLC (the *Company*), located in Nevada, Iowa, was formed in May 2004 to pool investors to build a 50 million gallon annual production dry mill corn-based ethanol plant. The Company began making sales on May 30, 2006 and became operational during the quarter ended June 30, 2006.

A summary of significant accounting policies follows:

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of credit risk: The Company's cash balances are maintained in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Cash and cash equivalents: For the purpose of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Trade accounts receivable: Trade accounts receivable are recorded at their estimated net realizable value. The Company follows a policy of providing an allowance for doubtful accounts; however, based on its evaluation of the current status of receivables, the Company is of the belief that such accounts will be collectible in all material respects and thus an allowance is not necessary. Accounts are considered past due if payment is not made on a timely basis in accordance with the Company's credit terms. Accounts considered uncollectible will be written off.

Inventories: Inventories, which consist primarily of corn, ethanol and distillers grains with solubles, are stated at the lower of cost or market on the first-in, first-out method.

Financing costs: Financing costs associated with the construction and revolving loans discussed in Note 4 are recorded at cost and include expenditures directly related to securing debt financing. The Company began amortizing these costs using the effective interest method over the term of the agreement. The financing costs were included in construction in progress during plant construction and included in interest expense on the statement of operations upon commencement of operations.

Property and equipment: Property and equipment is stated at cost. Construction in progress is comprised of costs related to the projects that are not completed. Depreciation is computed using the straight-line method over the following estimated useful lives:

	Years
Land improvements	20
Buildings and improvements	40
Plant and process equipment	5 - 20
Office furniture and equipment	3 - 7

Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized. The present value of capital lease obligations are classified as long-term debt and the related assets are included in equipment. Amortization of equipment under capital lease is included in depreciation expense. Equipment under capital lease and accumulated depreciation totaled $32,501 and $2475, respectively, as of September 30, 2006.

Investments: The Company has investments in common stock of two unlisted companies. These investments are carried at cost.

Derivative financial instruments: The Company enters into derivative contracts to hedge the Company's exposure to price risk related to forecasted corn needs and forward corn purchase contracts. The Company does not typically enter into derivative instruments other than for hedging purposes. All the derivative contracts are recognized on the September 30, 2006 balance sheet at their fair market value. Although the Company believes its derivative positions are economic hedges, none have been designated as a hedge for accounting purposes. Accordingly, any realized or unrealized gain or loss related to these derivative instruments is recorded in the statement of operations as a component of cost of goods sold. During the year ended September 30, 2006, the Company had recorded a combined realized and unrealized gain for derivative financial instruments of $515,300. There was no realized or unrealized gain or loss during the year ended September 30, 2005 or for the period from May 19, 2004 (date of inception) to September 30, 2004.

Deposit: The Internal Revenue Service (under Section 7519) requires partnerships that elect a fiscal year over a calendar year to make a deposit each year. The deposit is 25% of annual net income, multiplied by the tax rate of 36% for the reporting fiscal year.

Revenue recognition: Revenue from the sale of the Company's ethanol and distillers grains is recognized at the time title and all risks of ownership transfer to the customers. This generally occurs upon shipment to the customers or when the customer picks up the goods. For railcar shipments this takes place when the product is released to the common carrier and a bill of lading is produced. For truck shipments, title passes once the truck is filled and leaves the premise. Shipping and handling costs incurred by the Company for the sale of ethanol and distillers grains are included in cost of goods sold.

Commissions for the marketing and sale of ethanol and distillers grains are included in cost of goods sold.

Reclassification: Certain amounts in the statement of operations for 2005 and 2004 have been reclassified to conform to 2006 classifications. These reclassifications had no effect on members' equity or net income (loss).

Income taxes: The Company is organized as a partnership for federal and state income tax purposes and generally does not incur income taxes. Instead, the Company's earnings and losses are included in the income tax returns of the members. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Earnings per unit: Basic and diluted earnings per unit have been computed on the basis of the weighted average number of units outstanding during each period presented.

Grants: The Company recognizes grant income upon complying with the conditions of the grant.

Fair value of financial instruments: The carrying amounts of cash and cash equivalents, derivative financial instruments, trade accounts receivable, accounts payable and accrued expenses approximate fair value. The carrying amount of long-term debt approximates fair value because the interest rates fluctuate with market rates or the fixed rates are based on current rates offered to the Company for debt with similar terms and maturities.

New accounting pronouncements: In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123 (Revised), *Share-Based Payment (SFAS 123(R))*, establishing accounting standards for transactions in which an entity exchanges its equity instruments for goods or services. SFAS No. 123(R) also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments, or that may be settled by the issuance of those equity instruments. SFAS No. 123(R) covers a wide range of share-based compensation arrangements, including share options, restricted share plans, performance-based stock awards, stock appreciation rights and employee stock purchase plans. SFAS No. 123(R) replaces existing requirements under SFAS No. 123, *Accounting for Stock-Based Compensation*, and eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25. The provisions of SFAS No. 123(R) are effective for the Company on October 1, 2006. The Company does not expect adoption of the provision of SFAS 123(R) to have a material impact on the financial statement, results of operations or liquidity of the Company.

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29 (SFAS No. 153)*, addressing the measurement of exchanges of monetary assets. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar production assets in APB Opinion No. 29, *Accounting for Nonmonetary Exchanges*, and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 with earlier application permitted. The Company does not expect adoption of the provision of SFAS No. 153 to have a material impact on the financial statements, results of operations or liquidity of the Company.

Note 2. Members' Equity

The Company was formed on May 19, 2004. It was initially capitalized by the issuance of 1,924 membership units totaling $962,000 to the founding members of the Company. The Company has one class of membership units. A majority of the Board of Directors owns a membership interest in the Company.

In June 2004, the Company issued an Iowa registered offering of membership units. The offering required the investors to submit a 10% deposit with their subscription agreement and execute a demand note for the remaining balance. The subscription deposits remained in escrow until the Company received $16,600,000 in subscription proceeds and received a written debt financing commitment sufficient to construct and operate the ethanol plant. As of September 30, 2004, the Company had subscriptions for 40,125 membership units and proceeds totaling $38,118,750. The funds were released from escrow and the membership units issued upon the closing of the offering on December 22, 2004.

On June 12, 2006, the Company sold 810 membership units to the Company's nine directors at a purchase price of $1,000 per unit, for an aggregate of $810,000. The fair market value per unit based on recent appraisal was $1,375 for an aggregate $1,113,750 of fair value. The difference between the fair market value and the purchase price of $303,750 was included in general and administrative expenses in the statement of operations.

Income and losses are allocated to all members based on their pro rata ownership interest. Units may be issued or transferred only to persons eligible to be members of the Company and only in compliance with the provisions of the operating agreement.

Note 3. Inventories

Inventories consist of the following as of September 30, 2006 and 2005:

	2006	2005
Raw materials, including corn, coal, chemicals and supplies	$ 1,356,456	$ -
Work in process	770,593	-
Ethanol and distillers grains	861,745	-
Total	$ 2,988,794	$ -

Note 4. Long-Term Debt

Long-term debt consists of the following as of September 30, 2006 and 2005:

	2006	2005
Construction term loan. (A)	$ 31,500,000	$ -
Note payable to contractor, interest-only quarterly payments at 5% due through maturity date of November 2014, secured by real estate and subordinate to financial institution debt commitments.	1,100,000	1,100,000
Note payable to contractor, unsecured, interest-only quarterly payments at 4% due through maturity date of June 2022.	1,250,000	-
Note payable to Iowa Department of Economic Development. (C)	300,000	-
Note payable to Iowa Department of Economic Development. (C)	100,000	-
Note payable to Iowa Department of Transportation. (D)	346,293	-
Capital lease obligation, due in monthly installments of $2,708 through March 2007, secured by equipment.	16,250	-
	34,612,543	1,100,000
Less current maturities	(5,063,837)	-
	$ 29,548,706	$ 1,100,000

Maturities of long-term debt as of September 30, 2006 are as follows:

Years ended September 30:	
2007	$ 5,063,837
2008	5,175,890
2009	5,076,863
2010	5,077,857
2011	5,078,873
Thereafter	9,139,223
	$ 34,612,543

(A) The Company has a $39,000,000 construction and term loan with a financial institution. Borrowings under the term loan include a variable interest rate based on prime plus .45%. The agreement requires 30 principal payments of $1,250,000 per quarter commencing in December 2006 through March 2014, with the final installment due May 2014. In addition, for each September 30 year-end, beginning with September 30, 2006 and ending with September 30, 2008, the Company shall also make an additional principal payment equal to 75% of "Free Cash Flow" as defined in the agreement. The Company chose to make a Free Cash Flow payment of $7,500,000 in the month of September 2006. The Free Cash Flow obligation has been met; the Company will no longer be subject to this additional payment requirement. The agreement requires the maintenance of certain financial and nonfinancial covenants. Borrowings under this agreement are collateralized by substantially all of the Company's assets. The agreement also includes certain prepayment penalties.

(B) The Company has a $10,000,000 construction/revolving term credit facility and a $4,000,000 revolving credit agreement with a financial institution. Borrowings under the credit facility and revolving credit agreement include a variable interest rate based on prime plus .45% for each advance under the agreement. Borrowings are subject to borrowing base restrictions as defined in the agreement. The credit facility and revolving credit agreement require the maintenance of certain financial and nonfinancial covenants. Borrowings under this agreement are collateralized by substantially all of the Company's assets. The revolving credit agreement expires in April 2007 at which time the principal outstanding is due. The agreements also include certain prepayment penalties. There was no balance remaining as of September 30, 2006.

On March 7, 2006, the Company entered into an agreement with an unrelated third party to lease rail cars (see Note 5). The agreement required a $351,000 letter of credit as partial security for the Company's obligation under the lease. This facility was funded through the $4,000,000 revolving credit agreement. The letter of credit is valid until May 1, 2007 and then will be extended as requested by the lessor. The letter of credit will expire on May 1, 2011.

(C) The Company also has a $300,000 loan agreement and a $100,000 forgivable loan agreement with the Iowa Department of Economic Development (IDED). The $300,000 loan is noninterest-bearing and due in monthly payments of $2,500 beginning December 2006 and a final payment of $152,500 due November 2012. Borrowings under this agreement are collateralized by substantially all of the Company's assets and subordinate to the above $39,000,000 financial institution debt and construction and revolving loan/credit agreements included in (A) and (B). The $100,000 loan is forgivable upon the completion of the ethanol production facility and the production of at least 50 million gallons of ethanol before the project completion date of October 31, 2008.

(D) The Company entered into a $500,000 loan agreement with the Iowa Department of Transportation (IDOT) in February 2005. The proceeds will be disbursed upon submission of paid invoices. The remaining proceeds will be funded after the final inspection of the project is made by the IDOT. Interest at 2.11% will begin accruing on January 1, 2007. Principal payments will be due semiannually through July 2016. The loan is secured by all rail track material constructed as part of the plan construction. The debt is subordinate to the above $39,000,000 financial institution debt and construction and revolving loan/credit agreements included in (A) and (B).

Note 5. Lease Commitments

The Company entered into a lease agreement with an unrelated third party to lease 90 rail cars for the purpose of transporting distillers grains. The five-year term of the lease commenced March 2006 and will end February 2011. The lease calls for monthly payments of $58,500 plus applicable taxes. There is also an additional usage rental for each car that exceeds 30,000 miles of 2.5 cents per mile. This agreement requires a $351,000 letter of credit as partial security for the Company's obligation under the lease.

The Company leases office equipment and other equipment under operating leases that will expire various dates through January 2011. The leases call for monthly payments ranging from $1,072 to $2,291 plus applicable taxes.

Minimum lease payments under these operating leases for future years are as follows:

Years ending September 30:		
2007	$	737,485
2008		734,804
2009		724,708
2010		704,517
2011		293,129
	$	3,194,643

Rent expense under the above operating leases totaled $380,320, none and none for the years ended September 30, 2006 and 2005 and the period from May 19, 2004 (date of inception) to September 30, 2004.

Note 6. Related Party Transactions

The Company has an agreement with the Heart of Iowa Coop (HOIC), a member of the Company, to provide 100% of the requirement of corn for use in the operation of the ethanol plant. The agreement became effective when the Company began accepting corn for use at the ethanol plant in May 2006 and will continue for a period of 20 years. The Company pays a handling fee of $.075 per bushel of corn purchased and delivered by the related party. If the Company chooses to buy corn that is not elevated by HOIC, and is outside a 60-mile radius of Nevada, Iowa, the Company will be required to pay HOIC $.03 per bushel of corn. The agreement also provides for the use of certain grain handling assets owned by the related party. The agreement may be terminated before the end of the term by providing six months' notice of termination and paying the other party $2,000,000, reduced by $50,000 for each completed year of the agreement. The amount is payable over four years with interest at the prime rate on the date of termination. The Company purchased corn totaling $14,878,595 for the year ended September 30, 2006. As of September 30, 2006, the Company has several corn contracts with HOIC, for a commitment of approximately $7,377,000. The contracts mature on various dates through December 2006. The Company also has made some miscellaneous purchases from HOIC (anhydrous ammonia, fuel, propane and locomotive costs) amounting to $245,662 for the year ended September 30, 2006. As of September 30, 2006, the amount due to HOIC is $127,683.

The Company is also purchasing anhydrous ammonia from Prairie Land Cooperative, a member of the Company. Total purchases for the year ended September 30, 2006 were $129,601. As of September 30, 2006 the amount due to Prairie Land Cooperative is $35,356. No formal purchase agreement has been executed between the parties.

Note 7. Commitments and Major Customer

The Company has an agreement with an unrelated entity and major customer for marketing, selling and distributing all of the ethanol produced by the Company. Under such pooling arrangements, the Company will pay the entity $.01 (one cent) per gallon for each gallon of ethanol sold. This agreement shall be effective until terminated by 45 days' written notice. The agreement has an initial 12-month term through June 2007. For the year ended September 30, 2006, the Company has expensed $174,289 under this agreement. Revenues with this customer were $40,441,364 for the year ended September 30, 2006, with trade accounts receivable of $3,862,122 due from the customer as of September 30, 2006.

The Company has an agreement with an unrelated entity for marketing, selling and distributing all of the distillers grains with solubles which are by-products of the ethanol plant. Under the agreement, the Company will pay the entity 2% of the plant price per ton actually received by the entity. The term of this agreement shall be for one year through June 2007. The agreement can be terminated by either party with 90 days' written notice. For the year ended September 30, 2006, the Company has expensed $62,775 under this agreement. Revenues with this customer were $4,442,093 for the year ended September 30, 2006, with trade accounts receivable of $231,591 as of September 30, 2006.

The Company has an agreement with an unrelated party to provide the coal supply for the ethanol plant. The agreement includes the purchase of coal at a cost per ton and a transportation cost per ton as defined in the agreement. The cost is subject to price adjustments on a monthly basis. If the Company fails to purchase the minimum number of tons of coal for calendar years 2006 and 2007, the Company shall pay an amount per ton multiplied by the difference of the minimum requirement and actual quantity purchased. The calendar year 2006 and 2007 purchase commitments total $1,846,440 and $3,692,880, respectively. For the year ended September 30, 2006, the Company has purchased $1,752,646 of coal.

On July 6, 2006, the Company entered into a membership agreement with a company that promotes ethanol. The Company agrees to contribute a fee equaling a monthly payment of $.0050 for each gallon of non-denatured ethanol produced by the Company. The term of the membership is one year from the date of contribution of the membership fee. The calendar year 2006 and 2007 purchase commitments total $20,692 and $227,608, respectively. As of September 30, 2006, no payments have been made under this agreement.

The Company has three- and six-month contracts with a supplier of denaturant. The contract price of the denaturant ranges from $1.73 to $1.77 per gallon. The terms of the contracts expire March and September 2007. The purchase commitment for the year ended September 30, 2007 is $1,459,000. For the year ended September 30, 2006, the Company has purchased $1,720,321 of denaturant.

Note 8. Risk Management

The Company's activities expose it to a variety of market risks, including the effects of changes in commodity prices. These financial exposures are monitored and managed by the Company as an integral part of its overall risk management program. The Company's risk management program focuses on the unpredictability of commodity markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

The Company maintains a risk management strategy that uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by market fluctuations. The Company's specific goal is to protect the Company from large moves in the commodity costs.

To reduce price risk caused by market fluctuations, the Company generally follows a policy of using exchange-traded futures and options contracts to minimize its net position of merchandisable agricultural commodity inventories and forward purchases and sales contracts. Exchange traded futures and options contracts are designated as non-hedge derivatives and are valued at market price with changes in market price recorded in income. Unrealized gains of $1,313,212 are included in derivative financial instruments on the balance sheet as of September 30, 2006. Unrealized gains and losses on forward contracts, in which delivery has not occurred, are deemed "normal purchases and normal sales" under FASB No 133, as amended, and therefore are not marked to market in the Company's financial statements. As of September 30, 2006, the Company has outstanding commitments for 3,157,000 bushels of corn amounting to approximately $7,377,000 under cash contracts, in which the related commodity will be delivered through December 2006.

Note 9. Retirement Plan

The Company adopted a 401(k) plan covering substantially all employees effective February 1, 2006. The Company provides matching contributions of 50% for up to 6% of employee compensation. Company contributions and plan expenses for the year ended September 30, 2006 totaled $29,093.

Note 10. Subsequent Event

On November 8, 2006, the Company acquired 93 acres of land for future expansion, rail access and construction of additional rail tracks. The purchase price was approximately $977,000.

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